B.O.S BETTER ONLINE SOLUTIONS LTD.
20 Freiman Street
Rishon LeZion, 75100
Israel

May 18, 2009

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Dear Sirs:

        Pursuant to Rule 461 under the Securities Act of 1993, as amended, B.O.S Better Online Solutions Ltd. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form F-3 relating to up to a total dollar amount of $6,250,000 of Ordinary Shares, Warrants and Units offered by the Company and 1,736,796 of Ordinary Shares offered by Selling Shareholders (Registration No. 333-152020) be accelerated so that the Registration Statement will become effective by 4:00 P.M. on May 20, 2009 or as soon thereafter as practicable.

        The Company hereby acknowledges the following:

—	Should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, B.O.S BETTER ONLINE SOLUTIONS LTD. By: /s/ Eyal Cohen —————————————— Eyal Cohen Chief Finance Officer